UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

1.    Full Early Redemption announcement dated 03 June 2008

2.    Full Early Redemption announcement dated 03 June 2008

3.    Partial Repurchase announcement dated 03 June 2008

4.    Repurchase and early redemption announcement dated 04 June 2008

5.    Partial Repurchase announcement dated 09 June 2008

6.    FRN Variable Rate Fix announcement dated 10 June 2008

7.    Publication of Prospectus announcement dated 10 June 2008

8.    FRN Variable Rate Fix announcement dated 11 June 2008

9.    FRN Variable Rate Fix announcement dated 11 June 2008

10.  Partial Repurchase announcement dated 11 June 2008

11.  Partial Repurchase announcement dated 11 June 2008

12.  Partial Repurchase announcement dated 11 June 2008

13.  Investor Conference Speech announcement dated 12 June 2008

14.  ERR announcement dated 12 June 2008

15.  ERR announcement dated 12 June 2008

16.  FRN Variable Rate Fix announcement dated 12 June 2008

17. FRN Variable Rate Fix announcement dated 12 June 2008

18. FRN Variable Rate Fix - Amendment announcement dated 13 June 2008

19. Partial Early Repurchase announcement dated 13 June 2008

20. Partial Early Repurchase announcement dated 13 June 2008

21. Full redemption  announcement dated 16 June 2008

22. Partial Repurchase announcement dated 18 June 2008

23. Partial Repurchase announcement dated 18 June 2008

24. Partial Repurchase announcement dated 18 June 2008

25. FRN Variable Rate Fix announcement dated 18 June 2008

26. Partial Repurchase announcement dated 19 June 2008

27.  Partial Early Repurchase announcement dated 20 June 2008

28.  Partial Repurchase announcement dated 20 June 2008

29.  Partial Repurchase announcement dated 20 June 2008

30.  Partial Repurchase announcement dated 20 June 2008

31. Announcement re: Rights issue AEA Technology Plc announcement dated 23 June 2008

32. Full Early Redemption announcement dated 23 June 2008

33.  Disclosure of Short Position in company undertaking a Rights Issue AEA Technology PLC announcement dated 24 June 2008

34. Partial Early Repurchase announcement dated 24 June 2008

35. Partial Early Repurchase announcement dated 24 June 2008

36. Partial Early Repurchase announcement dated 24 June 2008

37. FRN Variable Rate Fix announcement dated 24 June 2008

38. FRN Variable Rate Fix announcement dated 24 June 2008

39. FRN Variable Rate Fix announcement dated 24 June 2008

40. FRN Variable Rate Fix announcement dated 26 June 2008

41. FRN Variable Rate Fix announcement dated 26 June 2008

42.  Partial Early Repurchase announcement dated 27 June 2008

43. FRN Variable Rate Fix announcement dated 27 June 2008

44. Partial Early Repurchase announcement dated 27 June 2008

45. Total Voting Rights announcement dated 30 June 2008

46. Partial Early Repurchase announcement dated 30 June 2008

47. Publication of Prospectus announcement dated 30 June 2008

Exhibit 1

Barclays Bank PLC

Barclays Bank Plc. - ISIN XS0253363567

Maturity Date 26 May 2011 - O/S Nominal EUR 10,000,000

Please be advised the following issue has been repurchased for EUR 9,220,000 on

28 May 08and then will be called due to early redemption on 02 June 08

The outstanding balance will therefore be Zero

Please amend your records accordingly.

Exhibit 2

Barclays Bank PLC

Barclays Bank Plc. - ISIN XS0362220690

Maturity Date 05 May 2009 - O/S Nominal USD 10,000,000

Please be advised the following issue has been repurchased for USD 6,100,000 on

30 May 2008 and then will be called due to early redemption on 05 June 2008

The outstanding balance will therefore be Zero

Please amend your records accordingly.

Exhibit 3

Barclays Bank PLC

Barclays - Series 11538 - ISIN XS0336680235

Maturity Date 27 JULY 2009 - EUR 2,180,000

Please be advised the following issue has been repurchased for EUR 60,000 on 20 MAY 2008

The outstanding balance will therefore be EUR 2,120,000

Please amend your records accordingly.

Exhibit 4

Barclays Bank PLC

         Barclays Bank Plc. - ISIN XS0362442161

   Maturity Date 12 May 2009 - O/S Nominal USD 7,500,000

Please be advised the following issue has been repurchased for

USD 3,850,000 on 03 June 2008 and then will be called due to early redemption on 12 June 2008.

The outstanding balance will therefore be zero.

Please amend your records accordingly.

Exhibit 5

 Barclays Bank PLC

Barclays - Series S280 - ISIN XS0303662984 - Maturity Date 10 June 2008 - GBP

10,000,000

Please be advised the following issue has been repurchased for GBP 10,000,000 on

4 June 2008

The outstanding balance will therefore be Zero

Exhibit 6

Barclays Bank PLC

Re:  WOOLWICH

     GBP 55,000,000.00

     MATURING: 07-Dec-2009

     ISIN: XS0098120677

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD

09-Jun-2008 TO 08-Sep-2008 HAS BEEN FIXED AT 6.061250 PCT

DAY BASIS: ACTUAL/365(PROP)

INTEREST PAYABLE VALUE 08-Sep-2008 WILL AMOUNT TO:

GBP 1,507.03 PER GBP 100,000.00 DENOMINATION

Exhibit 7

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 9 June 2008 for the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3819W_1-2008-6-10.pdf

For further information, please contact

Barclays Treasury

1 Churchill Place

Canary Wharf

London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 8

Barclays Bank Plc

                                          RATE FIX NOTICE
Issue Name:                       Barclays Bank PLC
                                          Series 153
                                          CZK 1,500,000,000.00 Floating Rate Notes
                                          due March 2010
ISIN Code:                        XS0213909335
Interest Rate:                      4.160000%
Base Rate:                          4.160000%
Interest Period:                   9-Jun-08 to 8-Sep-08
Day Count Method:            Actual/360
Number of Days in Period:  91
Payment Date:                    8-Sep-08

Denomination:                    Coupon:
-------------------------------  ------------------------------------------------
                   1,000,000.00  CZK                                    10,515.56

Exhibit 9

Barclays Bank PLC

                                                                RATE FIX NOTICE
Issue Name:                                             Barclays Bank PLC
                                                                Series 138
                                                                AUD 150,000,000.00 Subordinated Floating Rate
                                                                Notes due 2013
ISIN Code:                                              XS0175471944
Interest Rate:                                            8.216700%
Base Rate:                                                7.746700%
Interest Period:                                         4-Jun-08 to 4-Sep-08
Day Count Method:                                  Actua/365 (Fixed)
Number of Days in Period:                        92
Payment Date:                                          4-Sep-08

Denomination:                    Coupon:
-------------------------------  ------------------------------------------------
                       1,000.00      AUD                                        20.71
                      10,000.00    AUD                                       207.11
                     100,000.00   AUD                                     2,071.06

Exhibit 10

Barclays Bank PLC

  BARCLAYS - Series 7875 - ISIN XS0281033281 - Maturity Date 31 DECEMBER 2008 -
                                  USD 6,795,000

Please be advised the following issue has been repuchased for USD 806,000 on 10
JUNE 2008.

The outstanding balance will therefore be USD 5,989,000.

Exhibit 11

Barclays Bank PLC

  BARCLAYS - Series 7875 - ISIN XS0281033281 - Maturity Date 31 December 2008 -
                                  USD 5,989,000

Please be advised the following issue has been repurchased for USD 32,000 on 10
June 2008.

The outstanding balance will therefore be USD 5,957,000.

Exhibit 12

Barclays Bank PLC

  Barlays - Series 9647 - ISIN XS0308210094 - Maturity Date 18 JULY 2008 - DKK
                                   479,790,000

Please be advised the following issue has been repurchased for DKK 2,050,000 on
10 June 2008.

The outstanding balance will therefore be DKK 477,740,000

Exhibit 13

12 June 2008

BARCLAYS PLC

Chris Lucas speaks at Berlin investor conference

Chris Lucas, Group Finance Director of Barclays PLC, will today speak at the Goldman Sachs European Financials Conference in Berlin.

A copy of Mr Lucas' remarks, which contain no material new information, will be available for viewing from later today in the investor relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations                                                         Media Relations

Mark Merson                                                              Alistair Smith

+44 (0) 20 7116 5752                                                 +44 (0) 20 7116 6132

John McIvor                                                                Robin Tozer

+44 (0) 20 7116 2929                                                 +44 (0) 20 7116 6586

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 135,000 people. We move, lend, invest and protect money for over 38 million customers and clients worldwide. For further information about Barclays, please visit our website  www.barclays.com.

Exhibit 14

Barclays Bank PLC

  Barclays -S159 - XS0276695904 - Maturity Date - 21 Mar 12 - O/S Nominal - GBP
                                                            20,000,000

Please be advised the following issue has been repurchased for GBP 14,000,000 on
06 Jun 08

The outstanding balance will therefore be GBP 6,000,000

Please amend your records accordingly.

Exhibit 15

Barclays Bank PLC

Barclays Bank Series 11346 ISIN XS0332687002 - Maturity Date 28 Dec 12 - O/S
Nominal EUR 79,000,000

Please be advised the following issue has been repurchased for EUR 30,000 on 11
Jun 08

The outstanding balance will therefore be EUR 78,970,000

Please amend your records accordingly.

Exhibit 16

Barclays Bank PLC

                                        RATE FIX NOTICE
Issue Name:                      Egg Banking plc
                                        Series 26
                                       GBP 11,060,000.00 Floating Rate Notes
                                       due 2009
ISIN Code:                     XS0182195494
Interest Rate:                   6.200000%
Base Rate:                       5.950000%
Interest Period:                10-Jun-08 to 10-Sep-08
Day Count Method:         Actual/365 (Fixed)
Number of Days in Period:  92
Payment Date:                    10-Sep-08

Denomination:                               Coupon:
-------------------------------  ------------------------------------------------
                      10,000.00              GBP                                       156.27

Exhibit 17

Barclays Bank PLC

                                          RATE FIX NOTICE
Issue Name:                       Barclays Bank PLC
                                          Series 127
                                          USD 1,000,000,000.00 Floating Rate Subordinated
                                          Notes due 2013
ISIN Code:                        XS0164254780
Interest Rate:                      3.141250%
Base Rate:                          2.691250%
Interest Period:                  11-Jun-08 to 11-Sep-08
Day Count Method:           Actual/360
Number of Days in Period:  92
Payment Date:                    11-Sep-08

Denomination:                    Coupon:
-------------------------------  ------------------------------------------------
                       1,000.00     USD                                         8.03
                      10,000.00    USD                                        80.28
                     100,000.00   USD                                       802.76

Exhibit 18

Barclays Bank PLC

                                              RATE FIX NOTICE
Issue Name:                           Barclays Bank PLC
                                             Series 155
                                             USD 500,000,000.00 Callabe Floating Rate
                                             Subordinated Notes
                                             due 2017
ISIN Code:                           XS0229313696
Interest Rate:                          2.891250%
Base Rate:                             2.691250%
Interest Period:                      11-Jun-08 to 11-Sep-08
Day Count Method:               Actual/360
Number of Days in Period:     92
Payment Date:                       11-Sep-08

Denomination:                            Coupon:
-------------------------------  ------------------------------------------------
                       1,000.00            USD                                         7.39
                      10,000.00           USD                                        73.89
                     100,000.00          USD                                       738.88

Exhibit 19

Barclays Bank PLC

Barclays Bank - S122 - XS0268846325 - Maturity Date 23/01/12 - O/S Nominal GBP
                                                        20,000,000

Please be advised the following issue has be repurchased for GBP 12,000,000 on
06 June 08.

The outstanding balance will therefore be GBP 8,000,000

Please amend your records accordingly.

Exhibit 20

Barclays Bank PLC

Barclays - S160 - XS0276694097 - Maturity Date - 21 Mar 12 - O/S Nominal - GBP
                                   20,000,000

Please be advised the following issue has been repurchased for GBP 13,000,000 on
06 Jun 08

The outstanding balance will therefore be GBP 7,000,000

Please amend your records accordingly.

Exhibit 21

16 June 2008

BARCLAYS BANK PLC

JPY 5,500,000,000 Floating Rate Subordinated Step-up Callable Notes due 2013
ISIN: XS0171509366
(the "Notes")

NOTICE OF Confirmation of Redemption of Notes and
Cancellation of Listing

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company intends to fully redeem all of the outstanding Notes on 3 July 2008 (the "Redemption Date"), pursuant to Condition 5(c) of the Notes and in accordance with paragraph 21 of the Pricing Supplement dated 30 June 2003 in relation to the Notes. Accordingly, at the request of the Company:

(1)   the Financial Services Authority in its capacity as UK Listing Authority will cancel the listing of the Notes on the Official List with effect from the Redemption Date; and

(2)   the London Stock Exchange plc will cancel the admission of the Notes to trading on the London Stock Exchange with effect from the Redemption Date.

Exhibit 22

Barclays Bank PLC

Barclays - S124 - ISIN XS0268845434

Maturity Date 22/01/13 - O/S Nominal GBP 20,000,000

Please be advised the following issue has been repurchased for GBP 7,000,000 on
06 June 2008

The outstanding balance will therefore be GBP 13,000,000

Please amend your records accordingly.

Exhibit 23

 Barclays Bank PLC

Barclays Bank - S123 - XS0268846085

Maturity Date 23/01/12 - O/S Nominal GBP 20,000,000

Please be advised the following issue has been repurchased for GBP 13,000,000 on
06 June 2008

The outstanding balance will therefore be GBP 7,000,000

Please amend your records accordingly.

Exhibit 24

Barclays Bank PLC

Barclays - S161 - XS0276693289

Maturity Date 21 March 2013 - O/S Nominal GBP 20,000,000

Please be advised the following issue has been repurchased for GBP 15,000,000 on
06 June 2008

The outstanding balance will therefore be GBP 5,000,000

Please amend your records accordingly.

Exhibit 25

Barclays Bank PLC

                                         RATE FIX NOTICE
Issue Name:                      Barclays Bank PLC
                                         Series 132
                                         EUR 40,000,000.00 Floating Rate Subordinated
                                         Notes due 2018
ISIN Code:                       XS0170401623
Interest Rate:                     5.567000%
Base Rate:                         5.127000%
Interest Period:                  19-Jun-08 to 19-Dec-08
Day Count Method:           Actual/360
Number of Days in Period: 183
Payment Date:                    19-Dec-08

Denomination:                             Coupon:
-------------------------------  ------------------------------------------------
                     100,000.00           EUR                                     2,829.89

Exhibit 26

Barclays PLC

Barclays - Series 5507 - XS0362290552

Maturity Date 3 May 2011 - GBP 5,000,000

Please be advised the following issue has been repurchased for GBP 25,000 on 12
June 2008

The outstanding balance will therefore be GBP 4,975,000

Please amend your records accordingly.

Exhibit 27

Barclays Bank PLC

  BARCLAYS - Series 9271 - ISIN XS0303563737 - Maturity Date 7 July 2008 - DKK
                                   698,871,000

Please be advised the following issue has been repurchased for DKK 10,904,000 on
10 JUNE 2008

The outstanding balance will therefore be DKK 687,967,000

Please amend your records accordingly.

Exhibit 28

Barclays Bank PLC

Barclays Bank Plc - ISIN XS0271613670

Maturity Date 23 Oct 2009 - O/S Nominal USD 9,230,000

Please be advised the following issue has been repurchased for USD 100,000 on 11
Jun 08

The outstanding balance will therefore be USD 9,130,000

Please amend your records accordingly.

Exhibit 29

Barclays Bank PLC

BARCLAYS - Series 1158 - ISIN XS0336680235

Maturity Date 27 July 2009 - EUR 2,120,000

Please be advised the following issue has been repurchased for EUR 20,000 on 10
June 2008

The outstanding balance will therefore be EUR 2,100,000

Please amend your records accordingly.

Exhibit 30

Barclays Bank PLC

Barclays - Series 10058 - ISIN XS0313607227

Maturity Date 6 August 2012 - EUR 6,000,000

Please be advised the following issue has been repurchased for EUR 2,500,000 on
10 June 2008

The outstanding balance will therefore be EUR 3,500,000

Please amend your records accordingly.

Exhibit 31

Form TR-3. FSA Version 1.0 June 2008

TR-3(1):   Disclosure of Disclosable Short Position relating to
         Securities which are the subject of a rights issue(2)

1. Full name of person(s)        BGI Eos Ltd
holding the disclosable short
position(3):

2: Name of the issuer of the     AEA Technology Plc
relevant securities

3: Disclosable short position(4) 0.47%

4. Date that disclosable short   20 June 2008
position was reached or
exceeded

_______________________________
(1)  This form, or the information contained within it, should be disclosed via an
RIS using the short code DSP. Issuers should conform the commencement of the rights issuer period with a disclosure, via an RIS, using the short code ARI.
(2) This form relates to the disclosure of short positions in compliance with amendments to MAR 1.9 market abuse (misleading behaviour) and market abuse
(distortion) of the Market Conduct Sourcebook (MAR). Further material on this can be found in the FSA's press release of 13 June 2008,
www.fsa.gov.uk/pages/Library/Communication/PR/2008/057.shtml  and the related FAQ document on the FSA's website.
(3) Specify the owner or controller of the interest. The naming of nominees or vehicle companies is insufficient. In the case of positions held by fund managers on behalf of discretionary clients, the clients need not be named.
Market makers as defined in the Glossary of Definitions in the FSA Handbook and
acting in their capacity as such may be exempt from disclosure of own account positions: see the definition of 'disclosable short position'.  Positions may be aggregated in some cases. See FAQ document for further details.
(4) Figure to be expressed as a percentage of issued share capital. Disclosable short position is defined in the Glossary of Definitions in the FSA Handbook.
Positions must be disclosed on a net basis of all holdings. All financial instruments that represent a direct interest or direct economic interest in the relevant issuer must be included within such holdings.

Exhibit 32

Barclays Bank PLC

                     Barclays Bank Plc. - ISIN XS0171509366

           Maturity Date 03 July 2013 - O/S Nominal JPY 5,500,000,000

Please be advised the following issue has been called due to early redemption on
03 July 2008

The outstanding balance will therefore be zero

Please amend your records accordingly.

Exhibit 33

Form TR-3. FSA Version 1.0 June 2008

TR-3(1):   Disclosure of Disclosable Short Position relating to
         Securities which are the subject of a rights issue(2)

1. Full name of person(s)        BGI Eos Ltd
holding the disclosable short
position(3):

2: Name of the issuer of the     AEA Technology Plc
relevant securities

3: Disclosable short position(4) 0.47%

4. Date that disclosable short   20 June 2008
position was reached or
exceeded

_______________________________
(1)  This form, or the information contained within it, should be disclosed via an
RIS using the short code DSP. Issuers should conform the commencement of the rights issuer period with a disclosure, via an RIS, using the short code ARI.
(2) This form relates to the disclosure of short positions in compliance with amendments to MAR 1.9 market abuse (misleading behaviour) and market abuse
(distortion) of the Market Conduct Sourcebook (MAR). Further material on this can be found in the FSA's press release of 13 June 2008,
www.fsa.gov.uk/pages/Library/Communication/PR/2008/057.shtml  and the related FAQ document on the FSA's website.
(3) Specify the owner or controller of the interest. The naming of nominees or vehicle companies is insufficient. In the case of positions held by fund managers on behalf of discretionary clients, the clients need not be named.
Market makers as defined in the Glossary of Definitions in the FSA Handbook and
acting in their capacity as such may be exempt from disclosure of own account positions: see the definition of 'disclosable short position'.  Positions may be aggregated in some cases. See FAQ document for further details.
(4) Figure to be expressed as a percentage of issued share capital. Disclosable short position is defined in the Glossary of Definitions in the FSA Handbook.
Positions must be disclosed on a net basis of all holdings. All financial instruments that represent a direct interest or direct economic interest in the relevant issuer must be included within such holdings.

Exhibit 34

Barclays Plc

Please be advised the following issue has been repurchased for GBP 9,000,000 on
09 Jun 08

Barclays - S210 - XS0284021473 - Maturity Date - 21 May 12 - O/S Nominal - GBP
                                   10,000,000

The outstanding balance will therefore be GBP 1,000,000

Please amend your records accordingly.

Exhibit 35

Barclays Plc

Please be advised the following issue has been repurchased for GBP 10,000,000 on
19 Jun 08

Barclays - S215 - XS0286127880 - Maturity Date - 21 May 12 - O/S Nominal - GBP
                                   20,000,000

The outstanding balance will therefore be GBP 10,000,000

Please amend your records accordingly.

Exhibit 36

Barclays PLC

BARCLAYS - Series S283 - ISIN XS0303674054 - Maturity Date 21 SEPTEMBER 2012 -
                                 GBP 20,000,000

Please be advised the following issue has been repurchased for GBP 14,000,000 on
9 JUNE 2008

The outstanding balance will therefore be GBP 6,000,000

Please amend your records accordingly.

Exhibit 37

Barclays Bank PLC

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 16-Jun-2008
Issue                                        ¦ Barclays Bank PLC - Series 145
                                                 GBP 45,000,000.00 FRN Due 01-Jul-1905
ISIN Number                          ¦ XS0188531247
Common Code / 144A ¦
ISIN
Issue Nomin GBP                    ¦ 45,000,000.00
Period                                      ¦ 16-Jun-2008 to 16-Sep-2008            Payment Date 16-Sep-2008
Number of Days                       ¦ 92
Rate                                         ¦ 5.995
Denomination GBP                   ¦ 10,000.00             ¦                      ¦

Amount Payable per                 ¦ 151.11                  ¦                      ¦
Denomination

Bank of New York
Rate Fix Desk                                                       Telephone       ¦ 44 1202 689580
Corporate Trust Services                                       Facsimile        ¦ 44 1202 689601

Exhibit 38

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 19-Jun-2008
Issue                             ¦  Barclays Bank PLC - Series no 86
                                       EUR 100,000,000.00 Subordinated FRN Due 01-Mar-2021
ISIN Number                ¦ XS0126504421
Common Code / 144A  ¦
ISIN
Issue Nomin EUR          ¦ 100,000,000.00
Period                           ¦ 23-Jun-2008 to 22-Sep-2008            Payment Date 22-Sep-2008
Number of Days            ¦ 91
Rate                              ¦ 5.431
Denomination EUR        ¦ 10,000.00             ¦                      ¦

Amount Payable per      ¦ 137.28                  ¦                      ¦
Denomination

Bank of New York
Rate Fix Desk                                   Telephone      ¦ 44 1202 689580
Corporate Trust Services                   Facsimile       ¦ 44 1202 689601

 Exhibit 39

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 19-Jun-2008
Issue                             ¦ Barclays Bank PLC - Series 143
                                      EUR 50,000,000.00 FRN Due 15-Jul-1905
ISIN Number               ¦ XS0183122398
Common Code / 144A ¦
ISIN
Issue Nomin EUR         ¦ 50,000,000.00
Period                          ¦ 23-Jun-2008 to 23-Sep-2008            Payment Date 23-Sep-2008
Number of Days           ¦ 92
Rate                             ¦ 5.311
Denomination EUR       ¦ 10,000.00             ¦                      ¦

Amount Payable per     ¦ 135.73                  ¦                      ¦
Denomination

Bank of New York
Rate Fix Desk                                   Telephone       ¦ 44 1202 689580
Corporate Trust Services                   Facsimile        ¦ 44 1202 689601

 Exhibit 40

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 23-Jun-2008
Issue                            ¦  Barclays Bank PLC - Series 146
                                      GBP 65,000,000.00 FRN Due 2009
ISIN Number               ¦ XS0194177944
Common Code / 144A ¦
ISIN
Issue Nomin GBP         ¦ 65,000,000.00
Period                          ¦ 23-Jun-2008 to 23-Sep-2008            Payment Date 23-Sep-2008
Number of Days           ¦ 92
Rate                             ¦ 5.96188
Denomination GBP       ¦ 10,000.00             ¦                      ¦

Amount Payable per     ¦ 150.27                  ¦                      ¦
Denomination

Bank of New York
Rate Fix Desk                                   Telephone       ¦ 44 1202 689580
Corporate Trust Services                   Facsimile        ¦ 44 1202 689601

 Exhibit 41

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 25-Jun-2008
Issue                                ¦ Barclays Bank PLC - Series 134
                                         EUR 100,000,000.00 FRN Due Jun-2018
ISIN Number                   ¦ XS0171418568
Common Code / 144A     ¦
ISIN
Issue Nomin EUR             ¦ 100,000,000.00
Period                               ¦ 27-Jun-2008 to 27-Jun-2009            Payment Date 27-Jun-2009
Number of Days               ¦ 360
Rate                                 ¦ 3.759
Denomination EUR           ¦ 100,000.00            ¦                      ¦

Amount Payable per         ¦ 3,759.00                ¦                      ¦
Denomination

Bank of New York
Rate Fix Desk                                    Telephone       ¦ 44 1202 689580
Corporate Trust Services                   Facsimile         ¦ 44 1202 689601

 Exhibit 42

Barclays Bank PLC

                                   Barclays - ISIN XS0332687002

           Maturity Date 28 December 2012 - O/S Nominal EUR 78,970,000

Please be advised the following issue has been repurchased for EUR 2,000 on 11
June 2008

The outstanding balance will therefore be EUR 78,968,000

Please amend your records accordingly.

 Exhibit 43

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 16-Jun-2008
Issue                                  ¦ Barclays Bank Plc - Series 114
                                           GBP 44,000,000.00 Callable Subordinated FRN Due 01-Mar-2012
ISIN Number                    ¦ XS0144725255
Common Code / 144A      ¦
ISIN
Issue Nomin GBP             ¦ 44,000,000.00
Period                              ¦ 16-Jun-2008 to 15-Sep-2008            Payment Date 15-Sep-2008
Number of Days               ¦ 91
Rate                                 ¦ 6.855
Denomination GBP           ¦ 100,000.00            ¦                      ¦

Amount Payable per         ¦ 1,704.39                ¦                      ¦
Denomination

Bank of New York
Rate Fix Desk                                   Telephone       ¦ 44 1202 689580
Corporate Trust Services                   Facsimile        ¦ 44 1202 689601

 Exhibit 44

Barclays PLC

  BARCLAYS - Series 6433 - ISIN XS0255430091 - Maturity Date 30 JUNE 2008 - SEK
                                                       34,750,000

Please be advised the following issue has been repurchased for SEK 31,500,000 on
25 JUNE 2008

The outstanding balance will therefore be SEK 3,200,000

Please amend your records accordingly.

 Exhibit 45

30 June
 2008

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 6,567,992,032 ordinary shares with voting rights as at 27 June 2008.  There are no ordinary shares held in Treasury.

The above figure (6,567,992,032) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

 Exhibit 46

Barclays PLC

  BARCLAYS - Series 4013 - ISIN XS0223371575 - Maturity Date 30 JUNE 2008 - USD
                                   100,000,000

Please be advised the following issue has been repurchased for USD 99,780,000 on
25 JUNE 2008

The outstanding balance will therefore be USD 220,000

Please amend your records accordingly.

 Exhibit 47

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Base
Prospectus
dated
30

June
 200
8

for Barclays Bank PLC
€
15
,000,000,000
Global Covered Bonds Programme
.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9312X_1-2008-6-30.pdf

For further information, please contact

Maria Klidona
Barclays Treasury
1 Churchill Place
Canary
Wharf
London
 E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the
 Prospectus
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any
 Notes
issued or to be issued pursuant to the Prospectus
have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such
 Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 01 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date:July 01 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary